Exhibit 1

KPMG

             KPMG LLP                       Telephone       (306) 934-6200
             Chartered Accountants          Fax             (306) 934-6233
             600 - 128 Fourth Avenue South  Internet         www.kpmg.ca
             Saskatoon SK   S7K 1M8


            Consent of Independent Registered Public Accounting Firm


The Board of Directors
Shore Gold Inc.
300-224-4th Avenue South
Saskatoon, Saskatchewan S7K 5M5


We consent to the use of our report dated November 14, 2006 included in this annual report on Form 40-F/A (Amendment No.1) for the year ended December 31, 2005.

/s/ KPMG LLP
Saskatoon, Canada
December 19, 2006